Exhibit 99.1

COMMONWEALTH OF VIRGINIA

STATE CORPORATION COMMISSION

AT RICHMOND, NOVEMBER 3, 2023

PETITION OF VIRGINIA ELECTRIC AND POWER COMPANY	CASE NO. PUR-2023-00112

For a financing order authorizing the issuance of deferred fuel cost bonds pursuant to Va. Code § 56-249.6:2

FINANCING ORDER

During its 2023 Session, the Virginia General Assembly enacted Chapters 775 (House Bill 1770) and 757 (Senate Bill 1265). These duplicate Acts of Assembly, referred to herein as the “Act,” became effective July 1, 2023. The Act, inter alia, creates a new financing vehicle, utility cost recovery charge securitization, that may be used by an electric utility to recover certain deferred fuel costs, codified at § 249.6:2 of Title 56 of the Code of Virginia (“Va. Code”) (the “Securitization Statute”).1 Under the Securitization Statute, an electric utility may seek authorization to issue deferred fuel cost bonds that are secured by deferred fuel cost property, including a dedicated deferred fuel cost charge that is separate and distinct from the utility’s base rates or fuel factor.

On July 3, 2023, Virginia Electric and Power Company (“Dominion” or the “Company”) filed with the State Corporation Commission of Virginia (“Commission”) its petition (“Petition”) for a financing order pursuant to Va. Code § 56-249.6:2 to finance certain deferred fuel cost balances through deferred fuel cost bonds.

[1]

While the General Assembly enacted the Securitization Statute as Va. Code § 56-249.6:l, the Virginia Code Commission subsequently codified the law as Va. Code § 56-249.6:2 to avoid duplicative statute numbers. Accordingly, all references to the Securitization Statute in this Financing Order, including the case name, are to the codified statute, Va. Code § 56-249.6:2.

Specifically, the Petition seeks:

i.	To finance the deferred fuel costs and associated Up-front Financing Costs (“Up-front Financing Costs”) through a securitization;[2]

ii.	For approval of the proposed securitization financing structure;

iii.

For approval to sponsor the issuance of Deferred Fuel Cost Bonds[3] secured by the pledge of Deferred Fuel Cost Property, in one or more series or tranches in an aggregate principal amount not to exceed the Securitizable Balance (as of the date the first series Deferred Fuel Cost Bonds are issued);

iv.

For approval of the Financing Costs, including up-front Financing Costs incurred in connection with the issuance of Deferred Fuel Cost Bonds and on-going Financing Costs (“On-going Financing Costs” and collectively, with the Up-front Financing Costs, the “Financing Costs”);

v.

For approval to create Deferred Fuel Cost Property, including the right to (i) impose, bill, charge, collect and receive nonbypassable Deferred Fuel Cost Charges sufficient to recover the principal of, and interest on, the Deferred Fuel Cost Bonds plus On-going Financing Costs; and (ii) obtain periodic formulaic adjustments to the Deferred Fuel Cost Property as provided in this Financing Order; and

vi.	For approval of the tariff to implement the Deferred Fuel Cost Charges.

[2]	As defined herein.
[3]	All capitalized terms not otherwise defined herein shall have the meaning assigned to them in Va. Code § 56-249.6:2 O and refer specifically to Dominion’s particular transaction approved herein.

On July 14, 2023, the Commission issued its Order for Notice and Hearing (“July Procedural Order”) that: docketed the Petition in Case No. PUR-2023-00112; directed Dominion to provide notice of the Petition; and combined Case Nos. PUR-2023-000674 and PUR-2023-00112 for all purposes including discovery, prefiling testimony, and hearing dates – without the cases or case numbers being consolidated – to the extent practicable, as set forth therein. In combining these two cases, the Commission, among other things, directed future filings to be filed in both cases and established a combined hearing on both the Fuel Application and the Petition.5 The July Procedural Order also, inter alia, assigned the Hearing Examiner appointed to Case No. PUR-2023-00067 to conduct all further combined proceedings in these matters on behalf of the Commission and to file a combined report.

Notices of participation were filed in both proceedings by the following: the Virginia Committee for Fair Utility Rates (“Committee”); Appalachian Voices; the Office of the Attorney General, Division of Consumer Counsel (“Consumer Counsel”); Virginia Energy Purchasing Governmental Association (“VEPGA”); Calpine Energy Solutions, LLC (“Calpine”); Direct Energy Business, LLC, and Direct Energy Services, LLC (collectively, “Direct Energy”); the Virginia Poverty Law Center (“VPLC”); and the Data Center Coalition (“Coalition”).6 The Coalition for Community Solar Access (“CCSA”) filed a notice of participation in Case No. PUR-2023-00067 only.

[4]

On May 1, 2023, Dominion filed an application (“Fuel Application”) pursuant to Va. Code § 56-249.6 seeking a change in the Company’s fuel factor effective July I, 2023. In its Fuel Application, Dominion proposed a current period fuel factor rate of 2.8587 cents per kilowatt-hour (“¢/kWh”) to recover the Company’s estimated Virginia jurisdictional fuel expenses for July 1, 2023, through June 30, 2024. Dominion also presented a prior period fuel factor rate of l.4716¢/kWh. Instead of implementing the total fuel factor rate of 4.3303¢/kWh, Dominion’s Fuel Application requested that the Commission approve implementation of the current period fuel factor rate of 2.8587¢/kWh on an interim basis on July 1, 2023, while suspending implementation of the prior period fuel factor rate pending consideration of a securitization petition that the Company would file on or around July 3, 2023. On May 12, 2023, the Commission issued its Order Establishing 2023-2024 Fuel Factor Proceeding (“May Procedural Order”) that, inter alia, docketed the Fuel Application as Case No. PUR-2023-00067 and authorized Dominion to place its proposed current period factor rate of 2.8587¢/kWh into effect on an interim basis for usage on and after July 1, 2023.

[5]

The July Procedural Order directed future filings in Case No. PUR-2023-00112 to also be filed in Case No. PUR-2023-00067. A Hearing Examiner’s Ruling issued on July 14, 2023, directed that future filings in Case No. PUR-2023-00067 also be filed in Case No. PUR-2023-00112.

[6]

The Coalition filed a timely notice of participation in Case No. PUR-2023-00067. On August 30, 2023, the Coalition filed a Notice of Participation and Motion to Accept Late Filing to intervene in Case No. PUR-2023-00112, which was granted by a Hearing Examiner’s Ruling issued on September l, 2023.

Prefiled testimony was filed in these cases by Dominion, Appalachian Voices, Direct Energy, VEPGA, Consumer Counsel and the Staff of the Commission (“Staff’’). The Commission also received public comments on the combined cases. The portion of the combined hearing that the May Procedural Order scheduled to receive any public witness testimony on September 5, 2023, was cancelled after no one signed up to testify. On September 6-7, 2023, the combined hearing was conducted in the Commission’s courtroom to receive the evidence of the case participants for a combined evidentiary record.7 Dominion, Appalachian Voices, Direct Energy, Calpine, the Coalition, the Committee, VEPGA, VPLC, Consumer Counsel and Staff participated at the hearing.

On September 25, 2023, the Combined Report of D. Mathias Roussy, Jr., Hearing Examiner (“Report”) was filed in both Case Nos. PUR-2023-00067 and PUR-2023-00112 containing a thorough analysis of the record and findings and recommendations on each case. On October 3, 2023, comments on the Report were filed by: Dominion, Appalachian Voices, Direct Energy, Calpine, the Coalition, the Committee, VEPGA, VPLC, Consumer Counsel and Staff.8

[7]	At its request, CCSA was excused from the hearing.
[8]

On October 10, 2023, Dominion filed the Reply Comments of Virginia Electric and Power Company to Commission Staff Comments, and Motion for Leave and for Expedited Consideration (“Motion”). No responses to the Motion were filed. Based on the facts and circumstances herein, the Commission grants the Motion.

As set forth in the Petition, and updated during this proceeding, Dominion requests authorization to issue Deferred Fuel Cost Bonds in the amount of approximately $1.28191 billion, which consists of $1.26938 billion of deferred fuel costs, plus Up-front Financing Costs of issuing the Deferred Fuel Cost Bonds of approximately $12.53 million (the “Securitizable Balance”).9

Code of Virginia

Va. Code § 56-249.6:2 A provides that:

Notwithstanding the provisions of § 56-249.6 or Chapter 3 (§ 56-55 et seq.), an electric utility, on or before July l, 2024, may petition the Commission for a financing order and the Commission shall either issue (i) such financing order or (ii) an order rejecting the petition, no more than four months from the date of filing such petition and in accordance with the requirements of subdivision 2.

Under Va. Code § 56-249.6:2 A 1, the petition shall include:

(i) an estimate of the total amount of deferred fuel costs that the electric utility has incurred over the time period noted in the petition; (ii) an indication of whether the electric utility proposes to finance all or a portion of the deferred fuel costs using one or more series or tranches of deferred fuel cost bonds; (iii) an estimate and details of the financing costs related to the deferred fuel costs to be financed through the deferred fuel cost bonds;. (iv) an estimate of the deferred fuel cost charges necessary to recover the deferred fuel costs and all financing costs and the proposed period for recovery of such costs; (v) a description of any benefits expected to result from the issuance of deferred fuel cost bonds, including the avoidance of or significant mitigation of abrupt and significant increases in rates to the electric utility’s customers for the applicable time period; and (vi) direct testimony and exhibits supporting the petition. If the electric utility proposes to finance a portion of the deferred fuel costs, the electric utility shall identify in the petition the specific amount of deferred fuel costs for the applicable time period to be financed using deferred fuel cost bonds.

[9]	See, e.g., Ex. 7.

A financing order issued by the Commission pursuant to Va. Code § 56-249.6:2 shall include the following:

i.

The amount of deferred fuel costs to be financed using deferred fuel cost bonds. The Commission shall describe and estimate the amount of financing costs that may be recovered through deferred fuel cost charges. The financing order shall also specify the period over which deferred fuel costs and financing easts may be recovered and whether the deferred fuel cost bonds may be offered and issued in one or more series or tranches during a fixed period not to exceed one year after the date of the financing order;

ii.	A finding that the proposed issuance of deferred fuel cost bonds is in the public interest and the associated deferred fuel cost charges are just and reasonable;

iii.

A finding that the structuring and pricing of the deferred fuel cost bonds are reasonably expected to result in reasonable deferred fuel cost charges consistent with market conditions at the time the deferred fuel cost bonds are priced and the terms set forth in such financing order;

iv.

A requirement that, for so long as the deferred fuel cost bonds are outstanding and until all financing costs have been paid in full, the imposition and collection of deferred fuel cost charges authorized under a financing order shall be nonbypassable and paid by all retail customers of the electric utility, irrespective of the generation supplier of such customer, except for an exempt retail access customer;

v.

A formula-based true-up mechanism for making annual adjustments to the deferred fuel cost charges that customers are required to pay pursuant to the financing order and for making any adjustments that are necessary to correct for any overcollection or undercollection of the charges or to otherwise ensure the timely payment of deferred fuel cost bonds and financing costs and other required amounts and charges payable in connection with the deferred fuel cost bonds;

vi.

The deferred fuel cost property that is, or shall be, created in favor of an electric utility or its successors or assignees and that shall be used to pay or secure deferred fuel cost bonds and all financing costs;

vii.

The authority of the electric utility to establish the terms and conditions of the deferred fuel cost bonds, including repayment schedules, expected interest rates, the issuance in one or more series or tranches with different maturity dates, and other financing costs;

viii.	A finding that the deferred fuel cost charges shall be allocated among customer classes in accordance with the methodology approved in the electric utility’s last fuel factor proceeding;

ix.

A requirement that after the final terms of an issuance of deferred fuel cost bonds have been established and before the issuance of deferred fuel cost bonds, the electric utility determines the resulting initial deferred fuel cost charge in accordance with the financing order and that such initial deferred fuel cost charge be final and effective upon the issuance of such deferred fuel cost bonds without further Commission action so long as such initial deferred fuel cost charge is consistent with the financing order;

x.

A method of tracing funds collected as deferred fuel cost charges, or other proceeds of deferred fuel cost property, and a requirement that such method be the method of tracing such funds and determining the identifiable cash proceeds of any deferred fuel cost property subject to the financing order under applicable law; and

xi.	Any other conditions not otherwise inconsistent with this section that the Commission determines are appropriate.

NOW THE COMMISSION, having considered this matter, is of the opinion and finds as follows:10

COSTS ELIGIBLE FOR FINANCING

Deferred fuel costs

The Commission finds that Dominion’s deferred fuel costs in the amount of $1,281,910,000, inclusive of Up-Front Financing Costs, subject to adjustments through the issuance of the Deferred Fuel Cost Bonds, are eligible for financing through securitization and recovery through Deferred Fuel Cost Charges.11

[10]

The Commission has fully considered the evidence and arguments in the record supporting and opposing the positions of all participants. See also Board of Supervisors of Loudoun County v. State Corp. Comm’n, 292 Va. 444, 454 n.10 (2016) (“We note that even in the absence of this representation by the Commission, pursuant to our governing standard of review, the Commission’s decision comes to us with a presumption that it considered all of the evidence of record.”) (citation omitted).

[11]

As acknowledged by the Company, Staff shall audit the Company’s deferred fuel balance as of June 30, 2023, in the context of Dominion’s fuel factor and any potential adjustments shall be addressed as part of the fuel factor. See, e.g., Tr. 375-381; Report at 89-90.

Further, the Commission finds, subject to the requirements and conditions herein, (i) that the proposed issuance of Deferred Fuel Cost Bonds is in the public interest and the associated Deferred Fuel Cost Charges are just and reasonable; and (ii) that the structuring and pricing of the Deferred Fuel Cost Bonds are reasonably expected to result in reasonable deferred fuel cost charges consistent with market conditions at the time the Deferred Fuel Cost Bonds are priced and the terms set forth in this Financing Order (collectively, the “Statutory Cost Objectives”).

In issuing a Financing Order as recommended by the Hearing Examiner, the Commission adopts the Hearing Examiner’s analysis and findings consistent with this Financing Order. In addition, the Commission agrees with the Hearing Examiner’s recommendation to require Dominion to certify quantifiable customer benefits from securitization, measured by both lower bill impacts and a positive net present value (“NPV”) compared to Staff’s alternative option once the final structure and terms of the bond issuance are determined and prior to issuance of the bonds.12 We further find the weighted average cost of capital shall be used as the discount rate in that NPV calculation.13

[12]	See, e.g., Report at 94, 104.
[13]	See, e.g., id. at 94.

Up-front Financing Costs

The Company’s proposed Up-front Financing Costs, in the estimated amount of $12,530,000, are reasonable and eligible for recovery through securitization pursuant to Va. Code § 56-249.6:2 A 2 b (1) and O. Any under-recovery of Up-front Financing Costs will be eligible for future recovery in base rates.

STRUCTURE OF ISSUANCE

Dominion’s proposed financing structure adheres to the requirements of the Act.

Special Purpose Entities

For purposes of securitization, it is reasonable for Dominion to utilize one or more Special Purpose Entities (“SPEs”), each of which will be a Delaware limited liability company (“LLC”) with Dominion as its sole member. Any such SPE will be an “assignee” as defined in Va. Code § 56-249.6:2 O, when an interest in Deferred Fuel Cost Property is transferred, other than as security, to such SPE, and such SPE may issue Deferred Fuel Cost Bonds in accordance with this Financing Order.

Deferred Fuel Cost Property

It is reasonable for Dominion to sell or otherwise transfer Deferred Fuel Cost Property to the SPE pursuant to the terms of this Financing Order. Upon the transfer by Dominion of the Deferred Fuel Cost Property to the SPE, that SPE will have all of the rights, title and interest of Dominion with respect to such Deferred Fuel Cost Property, including, consistent with the Act, the right to impose, bill, charge, collect and receive the Deferred Fuel Cost Charges authorized by this Financing Order and to obtain periodic formulaic adjustments to each Deferred Fuel Cost Charge. Such Deferred Fuel Cost Property is expected to be pledged by the SPE to, and held and administered by, a trustee as collateral for payment of the Deferred Fuel Cost Bonds to ensure the Statutory Cost Objectives are achieved.

The Commonwealth of Virginia and its agencies, including the Commission, have pledged to and agree with bondholders, the owners of the Deferred Fuel Cost Property, and other financing parties, that the Commonwealth and its agencies, including the Commission, will not alter the provisions of the Securitization Statute, which authorize the Commission to create Deferred Fuel Cost Property or take or permit any action that impairs the value of the Deferred Fuel Cost Property, as further described in Va. Code § 56-249.6:2 J 1.

Further, the Commonwealth and its agencies, including this Commission, will not take or permit any action that impairs or would impair the value of Deferred Fuel Cost Property or the security for the Deferred Fuel Cost Bonds or revises the deferred fuel costs for which recovery is authorized, or in any way impair the rights and remedies of the bondholders, assignees, or other financing parties.

Transaction Documents

The Company’s and the SPE’s entry into a Purchase and Sale Agreement, Administration Agreement, Limited Liability Company Agreement (“LLC Agreement”), Indenture, and Servicing Agreement, current forms of which are filed as exhibits to Company Witness Darius A. Johnson’s testimony (“Transaction Documents”) is necessary to facilitate the transaction.14 An exemption from the requirements of Va. Code § 56-77 A for these affiliate contracts or arrangements is in the public interest and granted pursuant to Va. Code § 56-77 B. As a condition

[14]	See Ex. 19 (Johnson Direct) at Schedules 1 - 5. These Transaction Documents are subject to change to incorporate rating agency and other considerations.

of the exemption granted herein, Dominion shall include the following information in its Annual Report of Affiliate Transactions submitted each year to the Director of the Division of Utility Accounting and Finance, in Microsoft Excel format with formulas intact, for the duration of the Company’s roles under the Servicing and Administration Agreements:

a. A schedule of the Deferred Fuel Cost Charges collected by the Company and remitted to the SPE, by month and by dollar amount;

b. A schedule that quantifies the fees paid by the SPE to the Company, by type of fee, by month, by FERC account where the proceeds from each fee is recorded on the Company’s books, and by dollar amount;

c. A schedule that quantifies the Company’s internal and external costs to carry out its responsibilities under the Servicing and Administration Agreements, by agreement, by type of cost, by month, by FERC account where each cost is recorded on the Company’s books, and by dollar amount; and

d. A schedule that quantifies any other charges or fees to/from the Company from/to SPE, by type of charge, by month, by FERC account where each charge or fee is recorded on the Company’s books, and by dollar amount.

Offering and Sale of Bonds

Dominion is hereby authorized to sponsor the issuance of the Deferred Fuel Cost Bonds through a negotiated sale or other sales option to achieve the Statutory Cost Objectives. As recommended by Staff, the Commission finds that it is in the public interest for the Staff to monitor each phase of the offering and issuance, and the Company shall work with Staff to effectuate such monitoring.15

Amortization, Interest Rates, and Credit Ratings of Deferred Fuel Cost Bonds

The expected term of the scheduled final payment date of the last maturing series or tranche of bonds issued pursuant to the authority granted herein, as determined in the reasonable discretion of Dominion, should be no more than approximately 7.25 years from the issuance of the series of Deferred Fuel Cost Bonds. The legal maturity date of each tranche may be longer than the scheduled final payment date for that series or tranche.

[15]	Ex. 38 (Myers) at 31.

The Commission finds that each series or tranche of the Deferred Fuel Cost Bonds should have a fixed interest rate, determined consistent with current market conditions.

Dominion should strive to achieve AAA-equivalent credit ratings on the Deferred Fuel Cost Bonds, and Dominion is authorized to provide the necessary credit enhancements, included in the recovery of related costs as On-going Financing Costs, to achieve such ratings.16

Security for the Deferred Fuel Cost Bonds

Dominion’s utilization of a collection account, including a general subaccount, a capital subaccount and an excess funds subaccount within the SPE, is reasonable and appropriate. The SPE sponsored by Dominion may include other subaccounts in the collection account, if necessary, to obtain AAA-equivalent ratings on a series of Deferred Fuel Cost Bonds.

Dominion as Initial Servicer of the Deferred Fuel Cost Bonds

Dominion’s proposal to act as initial servicer of the Deferred Fuel Cost Bonds is reasonable and appropriate. Dominion will continue to act as servicer unless the Commission approves a change of control of Dominion, or as otherwise provided in the Servicing Agreement.17

[16]

Ordering Paragraph (22) authorizes Dominion to make a capital contribution to the SPE. The “necessary credit enhancements” includable in On-Going Financing Costs, as identified in the above paragraph, refers to the ability to draw capital from the associated sub-account to ensure the timely payment of the interest and principal. Funds drawn down in this way would be replenished when the nonbypassable rate is subsequently trued-up. Tr. 160.

[17]	Tr. 571; Dominion Comments on the Combined Report of D. Mathias Roussy, Jr., Hearing Examiner at 5-6.

The on-going servicing fee for Dominion, acting as the initial servicer, in an annual amount of 0.05 percent of the initial principal amount of the Deferred Fuel Cost Bonds plus out-of-pocket expenses provided for in the Servicing Agreement, is necessary to compensate the servicer adequately on an arms-length basis and ensure the high credit quality of the Deferred Fuel Cost Bonds.

Dominion as Administrator of the SPE

Dominion’s proposal to act as an administrator of the SPE under the proposed financing transaction is reasonable and appropriate.

The on-going fee to be paid to the administrator of $100,000 per year plus out-of-pocket expenses provided for in the Administration Agreement is necessary to cover the costs and expenses of administering the SPE and to preserve the integrity of the bankruptcy-remote structure of the SPE and the high credit quality of the Deferred Fuel Cost Bonds.

On-going Financing Costs

The On-going Financing Costs identified in Dominion’s Petition and that are identified in Attachment 4 of the form Issuance Advice Letter (“IAL”), which is Appendix B to this Financing Order, qualify as financing costs eligible for recovery pursuant to Va. Code § 56-249.6:2 O.

It is appropriate for Dominion to credit back to customers all periodic servicing and administration fees in excess of Dominion’s or an affiliate of Dominion’s incremental cost of performing the servicer or administrator function in the next rate case when costs and revenues associated with the servicing and administration fees will be included in the cost of service, but only to the extent such crediting does not impair the AAA-equivalent ratings on the Deferred Fuel Cost Bonds.

Deferred Fuel Cost Bonds to be Treated as ‘‘Debt” for Federal Income Tax Purposes

Dominion shall structure the Deferred Fuel Cost Bond transactions in a way that meets all requirements for the Internal Revenue Service’s (“IRS”) Revenue Procedure 2005-62.

DEFERRED FUEL COST CHARGES

Imposition and Computation of Deferred Fuel Cost Charges

To repay the Deferred Fuel Cost Bonds and On-going Financing Costs, the SPE sponsored by Dominion is authorized to impose the Deferred Fuel Cost Charges to be collected by Dominion acting as initial servicer, as a nonbypassable per-kWh charge from all retail customers of the Company, irrespective of the generation supplier of such customer, except for opt out, and exempt or partially exempt retail access customers as defined in Va. Code § 56-249.6:2 O, until the Deferred Fuel Cost Bonds and related Financing Costs are paid in full.18

The Securitizable Balance to be financed using Deferred Fuel Cost Bonds shall be determined in accordance with the calculation shown in Appendix A to this Financing Order.

The proposed allocation methodology of the Deferred Fuel Cost Charges is based upon Dominion’s existing (and previously approved) allocation methodology in the Company’s last fuel factor proceeding and should be approved, pursuant to Va. Code § 56-249.6:2 A 2 b (8).

[18]

In so directing, the Commission agrees, for the reasons set forth in the Report, with the Hearing Examiner’s determinations that: (i) “future Dominion customers may not bypass the nonbypassable charge” and (ii) that “[t]he plain language of Va. Code § 56-577 A 3 b expressly treats each facility on a non-contiguous site as an individual customer, regardless of whether those facilities are owned by the same person or company” with respect to exempt retail access customers. Report at 82-85, 94-96.

The Commonwealth of Virginia and its agencies, including the Commission, have pledged to and agree with bondholders, the owners of the Deferred Fuel Cost Property, and other financing parties that the Commonwealth and its agencies, including the Commission, will not, except for changes made pursuant to the formulaic true-up mechanism (“True-Up Mechanism”), reduce, alter, or impair the Deferred Fuel Cost Charges until any and all principal, interest, premium, Financing Costs and other fees, expenses or charges incurred, and any contracts to be performed, in connection with the Deferred Fuel Cost Bonds have been paid and performed in full, as further described in Va. Code § 56-249.6:2 J 1 (d).

Subsequent to the transfer of Deferred Fuel Cost Property to an assignee or the issuance of Deferred Fuel Cost Bonds authorized herein, whichever is earlier, this Financing Order shall be irrevocable and, except for changes made pursuant to the formula-based mechanism authorized herein, the Commission shall not amend, modify, or terminate this Financing Order by any subsequent action or reduce, impair, postpone, terminate, or otherwise adjust deferred fuel cost charges approved in the Financing Order. Upon issuance of this Financing Order, Dominion shall retain sole discretion regarding whether to assign, sell, or otherwise transfer Deferred Fuel Cost Property or to cause Deferred Fuel Cost Bonds to be issued, including the right to defer or postpone such assignment, sale, transfer or issuance.

Treatment of Deferred Fuel Cost Charges in Tariffs and on Retail Customer Bills

Dominion’s proposed Virginia jurisdictional Deferred Fuel Cost Charge Tariff and Pro-Rata Share of Fuel Deferral Charges Tariff19 comply with Va. Code § 56-249.6:2 C and are appropriate for use in this proceeding.

[19]	Ex. 54 (Stuller Rebuttal) at Schedules 3, 6.

The Commission clarifies the methodology approved herein for calculating the pro rata share to be paid by partially exempt customers under the Pro-Rata Share of Fuel Deferral Charges Tariff. Specifically, the Commission’s approval of Dominion’s proposed tariff language requires the following order of operation. First, Dominion shall calculate the total numerical sum of the applicable cents per kilowatt-hour charge per month from the table in the tariff multiplied by the partially exempt customer’s kilowatt-hours of Electricity Supply Service purchased from Dominion for each respective month. Because the monthly kilowatt-hour charges in the table include both positive and negative values, the monthly calculations will result in both positive and negative values. The numerical total sum required in this first step is the sum of those positive and negative values. Second, the charge for service pursuant to this tariff shall be the greater of (a) the total numerical sum calculated above, or (b) zero.20

Dominion is authorized and directed to include the Deferred Fuel Cost Charge on each customer’s bill as a separate line item and include both the rate and the amount of the charge on each bill as required by Va. Code § 56-249.6:2 C 2 and a statement that the SPE is the owner of the rights to the Deferred Fuel Cost Charges and that Dominion is acting as a servicer for the SPE as required by Va. Code § 56-249.6:2 C l.

True-Up of Deferred Fuel Cost Charges

The True-Up Mechanism and associated procedures described in Dominion’s Tariff, and Appendices B and C hereto, are reasonable and appropriate and are hereby approved.

JUST AND REASONABLE DEFERRED FUEL COST CHARGES

Subject to the requirements and conditions of this Financing Order, the issuance of Deferred Fuel Cost Bonds is in the public interest and the associated Deferred Fuel Cost Charges are just and reasonable. Further, the IAL process can confirm that customers will benefit, on a net present value basis, from the issuance.

[20]	See, e.g., id. at Schedule 6.

ISSUANCE ADVICE LETTER PROCESS

Because the actual structure and pricing of the Deferred Fuel Cost Bonds are unknown as of the issuance of this Financing Order, following determination of the final terms of the Deferred Fuel Cost Bonds and before issuance of the Deferred Fuel Cost Bonds, Dominion will file with the Commission for each series of Deferred Fuel Cost Bonds, an IAL, as well as a form of True-Up Adjustment Letter (“TUAL,” and together with the IAL, the ‘‘IAL/TUAL”) in substantially the forms attached hereto as Appendices B and C. The initial Deferred Fuel Cost Charge and the final terms of the Deferred Fuel Cost Bonds described in the IAL/TUAL will be final unless before noon on the third business day after pricing of the Deferred Fuel Cost Bonds the Commission issues an order finding that the proposed issuance does not comply with the standards of this Financing Order as follows: (1) the aggregate principal amount of Deferred Fuel Cost Bonds issued does not exceed the Securitizable Balance; (2) the Deferred Fuel Cost Bonds will be issued in one or more series comprised of one or more tranches having a scheduled final payment date of no longer than approximately 7.25 years; (3) the Deferred Fuel Cost Bonds have received a preliminary rating of Aaa(sf) / AAA(sf) from at least two of the three major rating agencies; (4) the Deferred Fuel Cost Bonds are structured to achieve substantially level debt service payments on an annual basis; (5) the issuance of the Deferred Fuel Cost Bonds has been structured in accordance with IRS Rev. Proc. 2005-62; and (6) the structuring and pricing of the Deferred Fuel Cost Bonds resulted in reasonable Deferred Fuel Cost Charges consistent with market conditions at the time the Deferred Fuel Cost Bonds are priced and the terms and conditions set forth in this Financing Order (collectively, the “Standards of the Financing Order”).

AUTHORITY

It is appropriate to grant Dominion authority to establish the final terms and conditions of the Deferred Fuel Cost Bonds and, at its option, to cause one or more series or tranches of Deferred Fuel Cost Bonds to be issued.

CONCLUSION

This Financing Order adheres to the statutory requirements outlined by the Securitization Statute necessary to issue a financing order authorizing a public utility to finance deferred fuel costs.

Accordingly, IT IS ORDERED THAT:

Approvals

(1) Approval of Petition. Dominion’s Petition for the issuance of a financing order pursuant to the Securitization Statute is approved, as provided in this Financing Order.

(2) Authority to Securitize. Dominion’s Petition for Financing Order authorizing the issuances sponsored by Dominion of Deferred Fuel Cost Bonds in one or more series is granted, subject to the terms set forth in this Financing Order. Dominion is hereby authorized to sponsor the issuance of Deferred Fuel Cost Bonds secured by the pledge of Deferred Fuel Cost Property, in one or more series or tranches in an aggregate principal amount not to exceed the Securitizable Balance (as of the date the first series of Deferred Fuel Cost Bonds are issued). The proceeds are to be used to finance the equivalent of (i) recovery of Deferred Fuel Costs; plus (ii) recovery of the Up-front Financing Costs incurred in connection with issuance of the Deferred Fuel Cost Bonds. Up-front Financing Costs and On-going Financing Costs are subject to update, adjustment and approval pursuant to the terms of this Financing Order and the IAL procedures as provided by this Financing Order.

(3) Recovery of Excess Up-front Financing Costs. Dominion’s approach for recovery of any prudently incurred excess amounts of Up-front Financing Costs is reasonable.

(4) Recovery of Deferred Fuel Cost Charges. The SPE sponsored by Dominion shall impose on, and Dominion shall collect, as initial servicer, from all existing and future retail customers of the Company, irrespective of the generation provider of such customers, except for opt-out, and exempt or partially exempt retail access customers as defined in in Va. Code § 56-249.6:2 O, as provided in this Financing Order, Deferred Fuel Charges in an amount sufficient to provide for the timely recovery of its Periodic Payment Requirement detailed in this Financing Order (including, without limitation, payment of principal and interest on the Deferred Fuel Cost Bonds and On-going Financing Costs).

(5) Approval of Tariffs. The form of the Virginia jurisdictional Deferred Fuel Cost Charge Tariff as shown in Dominion Witness Stuller’s rebuttal Schedule 3 is approved. The Pro-Rata Share of Fuel Deferral Charges Tariff shown in Dominion Witness Stuller’s rebuttal Schedule 6 is approved.21

(6) True-Up Mechanism. The True-Up Mechanism identified in Appendix B to this Financing Order is approved and shall be applied at least semi-annually (and at least quarterly beginning 12 months prior to the last scheduled final payment date of the last maturing tranche of a series of Deferred Fuel Cost Bonds). Interim true-ups at any time are also approved.

[21]	Id.

(7) Form Agreements. The Commission finds good cause to authorize Dominion to provide service to the SPE under the Servicing Agreement and for the Servicing Agreement to become effective following the effectiveness of the IAL. The Commission finds good cause to authorize Dominion to administer the SPE under the Administration Agreement and for the Administration Agreement to become effective following the effectiveness of the IAL. The Commission finds good cause to authorize Dominion to enter into the Purchase and Sale Agreement with the SPE to become effective following the effectiveness of the IAL.

(8) Commonwealth and Commission Pledges. The SPE issuing Deferred Fuel Cost Bonds is authorized, pursuant to Va. Code § 56-249.6:2 J 2 and this Financing Order, to include the Commonwealth of Virginia pledge, and a pledge by the Commission, with respect to Deferred Fuel Cost Property and Deferred Fuel Cost Bonds and related documentation as provided for in Va. Code § 56-249.6:2 J 1. The Commission finds that these Commission and Commonwealth Pledges will constitute a pledge to bondholders, the owners of Deferred Fuel Cost Property, the SPE issuing Deferred Fuel Cost Bonds, and other financing parties. The Commission further acknowledges that the SPE issuing the Deferred Fuel Cost Bonds would be considered financing parties for purposes of Va. Code § 56-249.6:2 J.

(9) Structure. The proposed transaction structure for the Deferred Fuel Cost Bonds, as set forth in the body of this Financing Order is approved.

Reports and Accounting

(10) Issuance Advice Letter. Dominion shall file a combined IAL/TUAL in final form with the Commission within one business day after actual pricing of the Deferred Fuel Cost Bonds, substantially in the form of Appendix C to this Financing Order describing the final structure and terms of the Deferred Fuel Bond issuance, including an updated accounting of the Up-front Financing Costs, and On-going Financing Costs. Finally, the combined IAL/TUAL shall include a certification from Dominion, that the structuring, pricing and Financing Costs of the Deferred Fuel Cost Bonds achieved the Statutory Cost Objectives. The Commission’s review of the IAL/TUAL shall be limited to determining whether the transaction complies with the Standards of this Financing Order and whether Dominion has delivered the required certification. Unless the Commission issues an order stopping the Deferred Fuel Cost Bond issuance before noon on the third business day after pricing, the transaction shall be final, irrevocable and incontestable and shall proceed without any further action of this Commission. The Commission shall only issue an order to stop the transaction if the Commission determines that (a) the transaction does not comply with the Standards of this Financing Order, or (b) Dominion has not delivered the required certification. Prior to the filing of the IAL/TUAL and through the period ending with the issuance of the Deferred Fuel Cost Bonds, Dominion will, to extent requested by the Commission, provide the Commission or its Staff with timely information so that the Commission acting for itself or through its Staff can remain informed of all material aspects relating to the structuring and pricing of, and Financing Costs relating to the Deferred Fuel Cost Bonds and participate as directed.

(11) True-Up Adjustment Letter. Dominion or its assignee(s) are authorized to recover the Periodic Payment Requirement and shall file with the Commission at least semi-annually (and at least quarterly beginning 12 months prior to the last scheduled payment date of the latest maturing tranche of Deferred Fuel Cost Bonds) a TUAL as described in this Financing Order that shall be based upon the cumulative differences, regardless of the reason, between the

Periodic Payment Requirement and the actual amount of Deferred Fuel Cost Charge remittances to the trustee for the series of Deferred Fuel Cost Bonds. Upon the filing of a TUAL made pursuant to this Financing Order, the Commission shall either administratively approve the requested true-up calculation in writing or inform the servicer of any mathematical or clerical errors in its calculation within 30 days following the servicer’s true-up filing. Notification and correction of any mathematical or clerical errors shall be made so that the true-up is implemented within 30 days of the servicer’s filing of a TUAL and no potential modification to correct an error in a TUAL shall delay its effective date and any correction or modification which could not be made prior to the effective date shall be made in the next TUAL. Upon administrative approval or the passage of 30 days without notification of a mathematical or clerical error, no further action of the Commission will be required prior to implementation of the true-up.

(12) Changes to Deferred Fuel Cost Charges. Upon any change to Deferred Fuel Cost Charges stemming from the True-Up Mechanism, Dominion shall file appropriately-revised tariff sheets with the Commission, provided, however, that approval of the Deferred Fuel Cost Charges shall not be delayed or otherwise adversely impacted by the Commission’s decision with respect to the tariff.

(13) Imposition and Collection, Nonbypassability. Dominion, including its sponsored SPE, is authorized to impose, bill, charge, collect, receive, and adjust from time to time pursuant to the True-Up Mechanism (as described in this Order) a Deferred Fuel Cost Charge, to be collected on a per kWh basis from each of its existing and future retail customers, irrespective of the generation supplier of such customer, except for an opt-out, exempt or partially exempt retail access customer, until the related Deferred Fuel Cost Bonds are paid in full and all related

Financing Costs and other costs of the bonds have been recovered in full. Such Deferred Fuel Cost Charges shall be nonbypassable charges that are separate and apart from Dominion’s base rates and shall be paid by all Dominion jurisdictional existing and future customers receiving transmission or distribution service, or both, from Dominion or its successors or assignees under Commission-approved rate schedules as provided in this Financing Order. Such Deferred Fuel Cost Charges shall be in amounts sufficient to ensure the timely payment of Dominion’s Deferred Fuel Cost Bonds as detailed in this Financing Order and the IAL (including payment of principal of and interest on the Deferred Fuel Cost Bonds and On-going Financing Costs).

(14) Allocation. The Deferred Fuel Cost Charges shall be allocated to the customer classes in accordance with the methodology approved in the Company’s last fuel factor proceeding, Case No. PUR-2022-00064.

(15) Collection Period. This Financing Order and the Deferred Fuel Cost Charges authorized hereby shall remain in effect until the Deferred Fuel Cost Bonds and all Financing Costs (including tax liabilities) related thereto have been paid or recovered in full. This Financing Order shall remain in effect and unabated notwithstanding the reorganization, bankruptcy or other insolvency proceedings of Dominion or its successors or assignees.

(16) Following repayment of Deferred Fuel Cost Bonds and the relevant Financing Costs authorized in this Financing Order and release of the funds by the indenture trustee, each SPE shall distribute the final balance of its collection account to Dominion and Dominion shall credit other electric rates and charges by a like amount, less the amount of the relevant capital subaccount and any unpaid return on invested capital due to Dominion as set forth in the body of this Financing Order.

(17) Ownership Notification and Separate Line Item Charge. The electric bills of Dominion must explicitly reflect that a portion of the charges on such bill represents Deferred Fuel Cost Charges approved in this Financing Order and must include a statement to the effect that the SPE is the owner of the rights to Deferred Fuel Charges and that Dominion is acting as servicer for the SPE. The tariff applicable to customers must indicate the Deferred Fuel Cost Charges and the ownership of that charge. Dominion shall identify amounts owed with respect to its Deferred Fuel Cost Property as a separate line item on individual electric bills.

Deferred Fuel Cost Property

(18) Outside Costs. Costs associated with the Commission’s outside consultant and any outside counsel, to the extent such costs are eligible for compensation and approved for payment under the terms of such party’s contractual arrangements with the Commission, as such arrangements may be modified by any amendment entered into at the Commission’s sole discretion, will qualify as Up-front Financing Costs and be paid from proceeds of Deferred Fuel Cost Bonds.

(19) Creation of Deferred Fuel Cost Property. The creation of Dominion’s Deferred Fuel Cost Property as described in this Financing Order is approved and, upon transfer of the Deferred Fuel Cost Property to the SPE, shall be created, and shall consist of: (1) all rights and interests of Dominion or its successors or assignees under this Financing Order, including the right to impose, bill, charge, collect and receive Deferred Fuel Charges authorized in this Financing Order and as initial servicer to obtain periodic adjustments to such charges as provided in this Financing Order, and (2) all revenues, collections, claims, rights to payments, payments, money or proceeds arising from the rights and interests specified in this Financing Order, regardless of whether such revenues, collections, claims, rights to payment, payments, money or proceeds are imposed, billed, charged, received, collected or maintained together with or commingled with other revenues, collections, rights to payment, payments, money or proceeds. The creation of Deferred Fuel Cost Property is conditioned upon, and shall be simultaneous with, the sale or other transfer of the Deferred Fuel Cost Property to the SPE, the issuance of the Deferred Fuel Cost Bonds and the pledge of the Deferred Fuel Cost Property to secure a series of Deferred Fuel Cost Bonds.

(20) Deferred Fuel Cost Property Existence. The Deferred Fuel Cost Property shall exist until the Deferred Fuel Cost Bonds are paid in full and all Financing Costs and other related costs have been recovered in full.

(21) Irrevocability. Upon the earlier of either (i) the transfer of the Deferred Fuel Cost Property or (ii) issuance of the Deferred Fuel Cost Bonds, this Financing Order is irrevocable and, except for changes made pursuant to the formula-based mechanism authorized in this Financing Order, the Commission may not amend, modify, or terminate this Financing Order by any subsequent action or reduce, impair, postpone, terminate or otherwise adjust the Deferred Fuel Cost Charges approved in this Financing Order.

Structure of Securitization

(22) SPE. Dominion is authorized to utilize one or more SPEs to be structured as discussed in this Financing Order. Dominion is authorized to execute one or more LLC Agreements, consistent with the form included as Schedule 4 to Company Witness Johnson’s testimony and the terms and conditions of this Financing Order. The SPE shall be funded with an amount of capital that is sufficient for the SPE to carry out its intended functions as contemplated in the Petition and this Financing Order. The Commission approves an initial capital contribution of 0.5 percent of the initial aggregate principal amount of a series of Deferred Fuel Cost Bonds or such other amount required to obtain the highest credit ratings. The capital contributions by Dominion to the SPE shall be funded by Dominion and not from the proceeds of the sale of Deferred Fuel Cost Bonds. Dominion will be permitted to earn a rate of return on its invested capital in its SPE equal to the rate of interest payable on the longest maturing tranche of Deferred Fuel Cost Bonds and this return on invested capital should be a component of the Periodic Payment Requirement.

(23) Servicing and Administration Fees. The servicing and administration fees collected by Dominion or any affiliate of Dominion, acting as either the servicer or the administrator under the Servicing Agreement or Administration Agreement, respectively, will be included in Dominion’s cost of service such that Dominion will credit back all periodic servicing fees in excess of Dominion’s or an affiliate of Dominion’s incremental costs of performing servicing as administration functions, but only to the extent the AAA-equivalent ratings on the Deferred Fuel Cost Bonds are not impaired. The expenses incurred by Dominion or such affiliate to perform obligations under the Servicing Agreement or Administration Agreement not otherwise recovered through the Deferred Fuel Charges will likewise be included in Dominion’s cost of service.

(24) Dominion as Servicer. Dominion shall act as initial servicer under the proposed financing transaction and is granted flexibility to act as initial servicer pursuant to the Servicing Agreement discussed in this Financing Order.

(25) Third Party Servicer. If the Commonwealth of Virginia or the Commission decides to allow billing, collection and remittance of the Deferred Fuel Charges by a third-party servicer within the Dominion service territory, such authorization will be consistent with the rating agencies’ requirements necessary for the Deferred Fuel Cost Bonds to receive and maintain the targeted AAA-equivalent rating.

(26) Issuance. In accordance with the terms of this Financing Order and subject to the criteria and procedures described herein, the SPE is authorized to issue Deferred Fuel Cost Bonds in an aggregate principal amount not to exceed the Securitizable Balance (as of the date the Deferred Fuel Cost Bonds are issued) and may pledge to an indenture trustee, as collateral for payment of the Deferred Fuel Cost Bonds, the Deferred Fuel Cost Property, including the SPE’s right to receive the related Deferred Fuel Cost Charges as and when collected, the SPE’s rights under the Servicing Agreement and other collateral described in the Indenture. As provided in Va. Code § 56-249.6:2 A 2 e, Dominion retains sole discretion regarding whether to assign, sell or otherwise transfer Deferred Fuel Property or to cause the Deferred Fuel Cost Bonds to be issued, including the right to defer or postpone such assignment, sale, transfer or issuance and the Commission will not refuse to allow Dominion to recover Deferred Fuel Costs in an otherwise permissible fashion.

(27) IRS Safe Harbor Provisions. Dominion shall be responsible to structure the Deferred Fuel Cost Bond transactions in a way that complies with the “safe harbor” provisions of IRS Revenue Procedure 2005-62.

(28) This case is dismissed.

Commissioner James C. Dimitri participated in this matter.

A COPY hereof shall be sent electronically by the Clerk of the Commission to all persons on the official Service List in this matter. The Service List is available from the Clerk of the Commission.

Appendix A

SUMMARY OF CALCULATION OF DOMINION ENERGY VIRGINIA’S

SECURITIZABLE BALANCE

(In Thousands)

Estimated Deferred Fuel Costs	$1,269,380
Estimated Up-front Financing Costs[1]	$12,530

Estimated Principal Amount Deferred Fuel Cost Bonds	$1,281,910

[1]	Final Up-front Financing Costs to be included in the Issuance Advice Letter.

Appendix B

[Form of Issuance Advice Letter]

[_________, 20__]

VIA ELECTRONIC FILING

To the State Corporation Commission:

In compliance with the terms of the Financing Order issued by the State Corporation Commission (the “Commission”) in Case No. PUR-2023-00112 (the “Financing Order”), Virginia Electric and Power Company (“Dominion Energy Virginia” or the “Company”) is transmitting for filing this Issuance Advice Letter with respect to the Deferred Fuel Cost Bonds described in the “Issuance Information” section below. Any terms not defined in this Issuance Advice Letter will have the meanings ascribed to those terms in either the Financing Order or Va. Code § 56-249.6:2.

In the Financing Order, the Commission requires the Company to file an Issuance Advice Letter for the Deferred Fuel Cost Bonds within one business day after determination of the final terms of the Deferred Fuel Cost Bonds but before the issuance of the Deferred Fuel Cost Bonds.

Final Structure and Terms:

Under the Financing Order, the Commission requires the Issuance Advice Letter to describe the final structure and terms of the Deferred Fuel Cost Bond issuance, including an updated accounting of the Up-front Financing Costs, and On-going Financing Costs. The final structure and terms of the Deferred Fuel Cost Bonds to be issued in accordance with this Issuance Advice Letter are as follows:

Name of Deferred Fuel Cost Bonds: [    ]

Name of SPE: [    ]

Name of Deferred Fuel Cost Bond Trustee: [    ]

Pricing Date: [    ]

Expected Closing Date: [    ]

Preliminary Bond Ratings1: Moody’s, [Aaa(sf)]; Standard & Poor’s, [AAA(sf)]; Fitch, [AAAsf] (final ratings to be received prior to closing)

Total Principal Amount of Deferred Fuel Cost Bonds (equal to Deferred Fuel Costs plus Up-front Financing Costs): $[    ] (See Attachment 1)

Estimated Up-front Financing Costs: $[    ] (See Attachment 2)

Interest Rates and Expected Amortization Schedules (See Attachment 3)

Distributions to Investors: Semi-annually

[1]	The Company anticipates receiving bond ratings from at least two of the three major rating agencies.

Weighted Average Coupon Rate2: [    ]%

Annualized Weighted Average Yield3: [    ]%

Initial Balance of Capital Subaccount: $[    ]

Estimated/Actual On-going Financing Costs for first year of Deferred Fuel Cost Bonds: $[    ] (See Attachment 4)

Certification by Dominion Energy Virginia:

Under the Financing Order, the Commission also requires a certification from Dominion Energy Virginia that the structuring, pricing and Financing Costs of the Deferred Fuel Cost Bonds achieved the Statutory Cost Objectives. The Company’s certification is set forth in Attachment 5, which also includes the statement of the actions taken by Dominion Energy Virginia to achieve the Statutory Cost Objectives as required by the Financing Order.

Review by the Commission:

Under the Financing Order, unless the Commission issues an order stopping the Deferred Fuel Cost Bond issuance before noon on the third business day after the pricing date, the transaction shall be final, irrevocable and incontestable and shall proceed without any further action of the Commission.

Under the Financing Order, the Commission shall only issue an order to stop the transaction if the Commission determines that (a) the transaction does not comply with the Standards of the Financing Order, or (b) Dominion Energy Virginia has not delivered the required certification.

As further detailed in the Financing Order, the Standards of the Financing Order are as follows:

•	the aggregate principal amount of Deferred Fuel Cost Bonds issued does not exceed the Securitizable Balance;

•	[each tranche of] the Deferred Fuel Cost Bonds [have/ has] a scheduled final payment date of no longer than approximately 7.25 years;

•	the Deferred Fuel Cost Bonds have received a preliminary rating of Aaa(sf) / AAA(sf) from at least two of the three major rating agencies;

•	the Deferred Fuel Cost Bonds are structured to achieve substantially level debt service payments on an annual basis;

•	the issuance of the Deferred Fuel Cost Bonds has been structured in accordance with IRS Rev. Proc. 2005-62; and

[2]	Weighted by modified duration and principal amount of each tranche.
[3]	Weighted by modified duration and principal amount, calculated including selling commissions.

•

the structuring and pricing of the Deferred Fuel Cost Bonds resulted in reasonable Deferred Fuel Cost Charges consistent with market conditions at the time of pricing the Deferred Fuel Cost Bonds and the terms set forth in the Financing Order.

Respectfully Submitted,

Virginia Electric and Power Company

Attachment 1

TOTAL PRINCIPAL AMOUNT OF DEFERRED FUEL COST BONDS TO BE ISSUED (TOTAL AMOUNT OF DEFERRED FUEL COST AND UP-FRONT FINANCING COSTS TO BE FINANCED)

Deferred fuel costs	$
Estimated Up-front Financing Costs included in Proposed	$

Total Deferred Fuel Cost Bond Issuance (rounded up)	$

Attachment 2

ESTIMATED UP-FRONT FINANCING COSTS

Underwriters’ Fees and Expenses	$
Servicer Set-up Fee (including IT Programming Costs)	$
Legal Fees	$
Rating Agency Fees	$
Commission Staff Financial Advisor Fees	$
Commission Staff Legal Fees	$
Structuring Advisor Fee	$
Accounting Fees	$
SEC Fees	$
SPE Set-up Fee	$
Marketing and Miscellaneous Fees and Expenses	$
Printing / Edgarizing Expenses	$
Trustee’s/Trustee’s Counsel’s Fees and Expenses	$
Original Issue Discount	$
Other Ancillary Agreements	$

TOTAL ESTIMATED UP-FRONT FINANCING COSTS	$

Attachment 3

EXPECTED AMORTIZATION SCHEDULE

A.    General Terms

Tranche	Price	Coupon	Average Life	Scheduled Final Payment	Legal Final Maturity

B.    Scheduled Amortization Requirement of Deferred Fuel Cost Bonds

Series [ ], Tranche [A-1]
Payment Date	Beginning Principal Balance	Interest	Principal	Total Payment	Ending Principal Balance

Series [ ], Tranche [A-2]
Payment Date	Beginning Principal Balance	Interest	Principal	Total Payment	Ending Principal Balance

Series [ ], Tranche [A-3]
Payment Date	Beginning Principal Balance	Interest	Principal	Total Payment	Ending Principal Balance

Attachment 4

ESTIMATED ANNUAL ON-GOING FINANCING COSTS

Annual Amount
Servicing Fee[4]	$
Return on Invested Capital	$
Administration Fee	$
Accounting Fees	$
Regulatory Assessment Fees	$
Legal Fees	$
Rating Agency Surveillance Fees	$
Trustee Fees	$
Independent Manager Fees	$
Miscellaneous Fees and Expenses	$

TOTAL ESTIMATED ANNUAL ON-GOING FINANCING COSTS	$

[4]	Low end of the range assumes the Company is the servicer (0.05%). Upper end of the range reflects an alternative servicer (0.60%), if approved by the Commission.

Attachment 5

CERTIFICATION

OF

VIRGINIA ELECTRIC AND POWER COMPANY

[_________, 20__]

VIA ELECTRONIC FILING

To the State Corporation Commission:

In compliance with the terms of the Financing Order issued by the State Corporation Commission (the “Commission”) in Case No. PUR-2023-00112 (the “Financing Order”), Virginia Electric and Power Company (“Dominion Energy Virginia” or the “Company”) submits this Certification. All capitalized terms not defined in this letter shall have the meanings ascribed to them in the Financing Order.

In its Issuance Advice Letter dated [______, 20__], the Company has set forth the following particulars of the Deferred Fuel Cost Bonds:

Name of Deferred Fuel Cost Bonds: [    ]

Name of SPE: [    ]

Name of Deferred Fuel Cost Bond Trustee: [    ]

Pricing Date: [    ]

Expected Closing Date: [    ]

Preliminary Bond Ratings5: Moody’s·, [Aaa(sf)]; Standard & Poor’s, [AAA(sf)]; Fitch, [AAAsf] (final ratings to be received prior to closing)

Total Principal Amount of Deferred Fuel Cost Bonds (equal to Deferred Fuel Costs plus Up-front Financing Costs): $[ ]

Estimated Up-front Financing Costs: $[    ]

Interest Rates and Expected Amortization Schedules of the Deferred Fuel Cost Bonds and Distributions to Investors: Semi-annually

Weighted Average Coupon Rate6: [    ]%

Annualized Weighted Average Yield7: [    ]%

Initial Balance of Capital Subaccount: $[    ]

Estimated/Actual On-going Financing Costs for first year of Deferred Fuel Cost Bonds: $[    ]

[5]	The Company anticipates receiving bond ratings from at least two of the three major rating agencies.
[6]	Weighted by modified duration and principal amount of each tranche.
[7]	Weighted by modified duration and principal amount, calculated including selling commissions.

In accordance with the procedures set forth in the Financing Order, the following actions were taken in connection with the structuring and pricing of the Deferred Fuel Cost Bonds and the determination of the related financing costs in order to satisfy the Statutory Cost Objectives:

•	[Included credit enhancements in the form of the true-up mechanism and an equity contribution to [ ] of 0.50% of the original principal amount of the bonds;

•	Developed rating agency presentations and worked actively with the rating agencies during the rating agency process to achieve Aaa(sf) / AAAsf from at least two of the three major rating agencies;

•

Worked to select key transaction participants, including lead underwriters and co-managers through an RFP process to determine that they have relevant experience and execution capabilities, and who were aligned with Dominion Energy Virginia’s objectives, namely broad distribution to investors and willingness to market the bonds in a manner consistent with the superior credit quality and uniqueness of the bonds;

•	Hired a diverse group of underwriters, including underwriters with international and midtier expertise in order to attract a wide variety of potential investors;

•	Reviewed detailed marketing plans submitted by each lead underwriter;

•	Allowed sufficient time for investors to review [relevant marketing materials] and the preliminary prospectus and to ask questions regarding the transaction;

•	Attended telephonic pre-marketing investor meetings in [_____];

•	Arranged issuance of rating agency pre-sale reports during the marketing period;

•	During the period that the bonds were marketed, held several market update discussions with the underwriting team and the to develop recommendation for pricing;

•	Had multiple conversations with all of the members of the underwriting team during the marketing phase in which we stressed the requirements of the Financing Order;

•

Developed and implemented a marketing plan designed to encourage each of the underwriters to aggressively market the bonds to a broad base of prospective corporate and asset backed securities investors;

•	Conducted in person and telephonic roadshows with over [ ] investors in [ ] cities;

•	Provided other potential investors with access to an internet roadshow for viewing at investors’ convenience;

•

Adapted the bond offering to market conditions and investor demand at the time of pricing consistent with the guidelines outlined within the Financing Order. Variables impacting the final structure of the transaction were evaluated including the length of the average lives and maturity of the bonds and the interest rate requirements at the time of pricing so that the structure of the transaction would correspond to investor preferences and rating agency requirements for the highest rating possible; and

•	Developed bond allocations, underwriter compensation and preliminary price guidance designed to achieve customer savings.]

Based on the statutory criteria and procedures, the record in this proceeding, and other provisions of the Financing Order, Dominion Energy Virginia certifies the statutory requirements for issuance of the Deferred Fuel Cost Bonds have been met, specifically that the imposition and collecting of the Deferred Fuel cost Charges as authorized by the Financing Order provides quantifiable benefits to customers of Dominion Energy Virginia as compared to the costs that would have been incurred absent the issuance of the Deferred Fuel Cost Bonds and that the structuring, pricing and financing costs of the Deferred Fuel Cost Bonds are reasonably expected to result in reasonable deferred fuel cost charges consistent with market conditions at the time the Deferred Fuel Cost Bonds are priced and the terms set forth in the Financing Order. For purposes of this certification, “quantifiable benefits to customers” includes lower bill impacts and a positive net present value calculation compared to Staff’s alternative fuel factor option of recovering the Company’s deferred fuel balance by charging a 0.742¢/kWh rate for 31 months. Updated bond pricing, Staff’s cash flow rendering, and an updated weighted average cost of capital were incorporated in such net present value calculations.

This certification is being provided to the Commission by the Company in accordance with the terms of the Financing Order, and no one other than the Commission shall be entitled to rely on the certification provided herein for any purpose.

Respectfully Submitted,

Virginia Electric and Power Company

Appendix C

Dominion Energy Services, Inc.

Law Department

120 Tredegar Street, Richmond, VA 23219

DominionEnergy.com

Lisa R. Crabtree

Senior Counsel

Direct.: (804) 819-2612; Facsimile: (804) 819-2183

Email: lisa.r.crabtree@dominionenergy.com

BY ELECTRONIC FILING

DATE

Mr. Bernard Logan, Clerk

Document Control Center

State Corporation Commission of Virginia

1300 East Main Street

Richmond, Virginia 23219

[Form of Standard True-Up Adjustment Letter]

Petition of Virginia Electric and Power Company,

For a financing order authorizing the issuance of deferred fuel cost bonds pursuant to Va. Code § 56-249.6:2

Case No. PUR-2023-00112

Dear Mr. Logan:

Pursuant to the Virginia State Corporation Commission’s (“Commission”) [____, 20__] Order in Case No. PUR-2023-00112 (the “Financing Order”), Virginia Electric and Power Company (“Dominion Energy Virginia” or the “Company”) as Servicer of the deferred fuel cost bonds (“Deferred Fuel Cost Bonds”) has filed a request for an adjustment to the deferred fuel cost charges (‘‘Deferred Fuel Cost Charges”). This adjustment is intended to satisfy the requirements of Va. Code § 56-249.6:2 A 2 d, and the Financing Order by ensuring that the Deferred Fuel Cost Charges will recover amounts sufficient to timely provide for payments of debt service and other required amounts in connection with the Deferred Fuel Cost Bonds. Per the Financing Order, the Company will file at least semi-annually (and at least quarterly beginning 12 months prior to the last scheduled payment date of the latest maturing tranche of Deferred Fuel Cost Bonds) a letter in this docket for Commission review, as described in Va. Code § 56-249.6:2 A 2 d and in the form attached thereto (“True-up Adjustment Letter” or, “TUAL”). The Deferred Fuel Cost Bonds were issued on [____, 20__]. Dominion Energy Virginia filed its first True-Up Adjustment Letter on [____, 20__].

Ordering Paragraph 11 of the Financing Order describes how such True-Up Adjustment Letters are to be handled:

Upon the filing of a TUAL made pursuant to this Financing Order, the Commission shall either administratively approve the requested true-up calculation in writing or inform the servicer of any mathematical or clerical errors in its calculation within 30 days following the servicer’s true-up filing. Notification and correction of any mathematical or clerical errors shall be made so that the true-up is implemented within 30 days of the servicer’s filing of a TUAL and no potential modification to correct an error in a TUAL shall delay its effective date and any correction or modification which could not be made prior to the effective date shall be made in the next TUAL. Upon administrative approval or the passage of 30 days without notification of a mathematical or clerical error, no further action of the Commission will be required prior to implementation of the true-up.

Attached is the Revised Sheet No. [ ] reflecting the change in the Deferred Fuel Cost Charges.

Per the Company’s request in its True-Up Adjustment Letter and in accordance with the Financing Order, the proposed adjustments to the Deferred Fuel Cost Charges will be effective on [____, 20__].

Respectfully submitted,

Virginia Electric and Power Company

Enclosures

Appendix C